Icebreaker

Annual Report

2018

Questions and Answers

1.What is the legal status (including its form of organization, jurisdiction in which it is organized and date of organization), physical address and website of the issuer? (§ 227.201(a))

Icebreaker, INC
Date of Inc: 2/13/2017
Address: 25 Lyman St. North Attleboro, MA 02706 (Although I don't live there anymore)
Website: http://icebr.kr/

2. What are the names of the directors and officers (and any persons occupying a similar status or performing a similar function) of the issuer, all positions and offices with the issuer held by such persons, the period of time in which such persons served in the position or office and their business experience during the past three years, including: each person's principal occupation and employment, including whether any officer is employed by another employer; and the name and principal business of any corporation or other organization in which such occupation and employment took place? For purposes of this question, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person routinely performing similar functions. (§ 227.201(b))

Kevin Murray Jr.

Kevin has three important pillars of experience in the online dating industry.

Personal, academic and professional.

Personal: Kevin has spent 10 plus years using online dating platforms - his experience goes as far back as using Myspace to find dates. To better qualify his personal experience he spent the majority of his academic career researching communication during the courtship process.

Academic: Kevin received a Master's degree from Rutgers University in May of 2012. His main focus of study was self-presentation in online dating platforms. His mentor, Jennifer Gibbs, was one one the leading academic researchers in the country in regards to online dating self-presentation.

Professional: Parlaying all of his previous experience, Kevin was hired by eFlirt Expert an online dating concierge service - $4k per month. It was his job to help maintain and run clients online dating profiles His tasks included, but were not limited to: Profile writing, photo selection, profile onboarding, messaging, searching, assistance in first date location spots, and pre- and post-date advice. He has an unmatched level of domain knowledge and experience.

Board positions with Icebreaker

Dates	Position	Principal Occupation
February 2017 to Present	President	Founder & CEO

Positions with Icebreaker

Date	Position	Responsibilities
February 2015 to Present	Founder & CEO	Everything

Business Experience

Date	Organization	Title, Principal Business, and Responsibilities
December 2012 to October 2015	eFlirt Expert	Director of Operations

Mark Brehaut

Mark has the perfect blend of deep domain knowledge combined with a strong tech background. The circuitous route he took to get here could look like it was planned in hindsight, but it certainly was not!

Mark has had a lifelong fascination of human psychology and relationships — how they're formed and what causes them to end — and devoted his academic career to studying them. Specifically, while pursuing his Master's degree on a PhD track for Marriage & Family Therapy, he focused his research on courtship & conflict in romantic relationships. Eventually, his thesis on jealousy was accepted to be presented at the largest communication conference in the country (NCA).

After graduating, he continued in the field as a professor of interpersonal communication (among other subjects). During his 3 years teaching, he taught himself frontend web development and design on the side. He started a few businesses including a consultancy company and an ecommerce site.

Mark eventually left teaching after he was recruited by a web and mobile app development agency where he became the Creative Director whose roles included lead frontend developer and senior UX/UI designer. There he interviewed hundreds of end users, worked intimately with clients from concept to launch, and designed over 20 applications.

Going from relationships to tech and now combining the two to form Icebrkr makes Mark tailor-made for this project. If you imagine a Venn diagram that intersects online dating, communication, and product development, Mark would live in that center.

Board positions with Icebrkr

Dates	Position	Principal Occupation
February 2017 to Present	Member	Founder & CPO, Icebrkr

Positions with IceBrkr

Date	Position	Responsibilities
February 2017-Present	Founder & CTO	Products & Marketing

Business Experience

Date	Organization	Title, Principal Business, and Responsibilities
2012-Present	storytimemedia	Founder & CEO,
2014-2016	Invonto	Creative Director

2012-2014	Mercer County Community College	Communications Professor

3. What is the name and ownership level of each person, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, who is a beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power? (§ 227.201(c) and portions of § 227.201(m))

Kevin Murray

Securities: 607,500

Class: Common Stock

Voting Power: 50%

Mark Brehaut

Securities: 607,500

Class: Common Stock

Voting Power: 50%

4.Describe the business of the issuer and the anticipated business plan of the issuer. (§ 227.201(d))

Icebrkr plans to offer a freemium subscription model with paid features that we will test after launching. We also plan to experiment with a Groupon-like approach to date recommendations (for example, pay $20 through the app to get $30 worth of food at partnered restaurants).
We may eventually tinker with native ads that can be seamlessly integrated into the functionality down the road - but we do not plan to rely on that. If we do test out ads, the primary goal will be for them to enhance the user experience.

How much we could make is obviously based on a combination of estimates and what others in the industry are doing. For instance, Tinder went to the #1 grossing app in the app store after releasing their Tinder Gold model in early September. Bumble turned down a $1 billion acquisition offer from Match earlier this year.

When we project a 5% conversation rate at $20 per month with 8.32 million total users we reach $100 million in gross yearly revenue in 5 years with a 16.5% compound monthly growth rate (CMGR), 6 years with a 13.5% CMGR, or 7 years with an 11.4% CMGR.

These projections do not include the Groupon approach to date recommendations. With the right partnerships, which we are already building, we believe there will be opportunities to

4

provide users with discounted dates. We anticipate that this approach will allow us to take a small percentage of each conversion

5.How many employees does the issuer currently have? (§ 227.201(e))

0

6.Discuss the material factors that make an investment in the issuer speculative or risky. (§ 227.201(f))

1. Start-up investing is risky: Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. We may run out of money before we can execute our business plan.

2. Technological Risk: We operate in an emerging market that is characterized by rapid changes in customer requirements, frequent introductions of new and enhanced products, and continuing and rapid technological advancement. Our technology may under perform the technology utilized by our competitors.

3. Forecast Risk: Any forecasts we make about our operations may prove to be inaccurate. We must, among other things, determine appropriate risks, rewards, and level of investment in our product lines, respond to economic and market variables outside of our control, respond to competitive developments and continue to attract, retain, and motivate qualified employees. There can be no assurance that we will be successful in meeting these challenges and addressing such risks and the failure to do so could have a materially adverse effect on our business, results of operations, and financial condition. Our prospects must be considered in light of the risks, expenses, and difficulties frequently encountered by companies in the early stage of development. As a result of these risks, challenges, and uncertainties, the value of your investment could be significantly reduced or completely lost.

4. Dilution Risk: We may conduct future offerings of our common stock and pay debt obligations with newly issued common stock, which may diminish our investors' pro rata ownership.

5. Growth risk: Our future growth depends to a large extent on our ability to effectively anticipate and adapt to customer requirements and offer services that meet customer demands. If we are unable to attract customers and/or retain customers, our business, results of operations and financial condition may be materially adversely affected.

6. Competition Risk: Intense competition in the markets in which we compete could prevent us from generating or sustaining revenue growth and generating or maintaining profitability. The business of online dating is competitive, and we expect it to become increasingly competitive in the future as more startups enter the industry. We may also face competition from large companies, any of which might have more capital than we have, and launch its own business that competes with us.

7. Key Employee Risk: We are highly dependent on the Services of our founder. Our future business and results of operations depend in significant part upon the continued contributions of our CEO and founder. If we lose those services or if he fails to perform in his current position, or if we are not able to attract and retain skilled employees in addition to our CEO and the current team, this could adversely affect the development of our business plan and harm our business. In addition, the loss of any other executive officers could harm the Company's business, financial condition, cash flow and results of operations.

8. Limited Operating History Risk: We have a limited operating history upon which investors may base an evaluation of our potential future performance. In particular, we have not proven that we can develop and maintain relationships with key vendors and strategic partners to extract value from our intellectual property, raise sufficient capital in the public and/or private markets, or respond effectively to competitive pressures. As a result, there can be no assurance that we will be able to develop or maintain consistent revenue sources, or that our operations will be profitable and/or generate positive cash flows.

9. We have primarily been focused on product development: To compete successfully in this market, we must continue to design and develop, new and enhanced software solutions products and services that provide high levels of performance and reliability at a low cost. If we are unable to develop services that address the needs of our target customers, or to enhance and improve our services in a timely manner, we may not be able to achieve or maintain adequate market acceptance of our services.

10. Valuation Risk: Any valuation at this stage is difficult to assess. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

11. Risk of Security Breach: We could be liable for breaches of security on our website, fraudulent activities of our users, or the failure of third party vendors to deliver credit card transaction processing services. A fundamental requirement for operating an Internet-based business is the secure transmission of confidential information and media over public networks. Although we design our systems and processes to protect consumer information and prevent fraudulent credit card transactions and other security breaches, failure to mitigate such fraud or breaches may adversely affect our operating results.

12. Legal Risks: We are subject to the data privacy and protection laws and regulations adopted by federal, state and foreign governmental agencies. Data privacy and protection is highly regulated and may become the subject of additional regulation in the future. Privacy laws restrict our storage, use, processing, disclosure, transfer and protection of personal information, including credit card data, provided to us by our customers as well as data we collect from our customers and employees. We strive to comply with all applicable laws, regulations, policies

and legal obligations relating to privacy and data protection. However, it is possible that these requirements may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another and may conflict with other rules or our practices. Should this occur, we may be subject to fines, penalties and lawsuits, and our reputation may suffer. We may also be required to make modifications to our data practices that could have an adverse impact on our business.

7.Describe the ownership and capital structure of the issuer, including: the terms of the securities being offered and each other class of security of the issuer, including the number of securities being offered and/or outstanding, whether or not such securities have voting rights, any limitations on such voting rights, how the terms of the securities being offered may be modified and a summary of the differences between such securities and each other class of security of the issuer, and how the rights of the securities being offered may be materially limited, diluted or qualified by the rights of any other class of security of the issuer. (portions of § 227.201(m))

Class of security	Amount authorized	Amount outstanding	Voting rights	Other terms
Common Stock	2,000,000	1,270,247	YES	
Options		28,655	NO	

Those investors that participated in our offering via Netcapital have given their voting rights to a custodian, who will exercise the voting rights on behalf of all shareholders who purchased shares on the Netcapital crowdfunding portal.

The Securities are being issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter arises, a custodian will cast your vote for you. Please refer to the custodian agreement that you sign before your purchase is complete.

8.Describe how the exercise of rights held by the principal shareholders of the issuer could affect the purchasers of the securities being offered. (portions of § 227.201(m))

There are no exercise rights held by the principal shareholders that would materially affect the current investors that participated in our Netcapital offering.

As the holder of a majority of the voting rights in the company, our majority shareholder may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority shareholder may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

9.Describe how the securities are being valued, and examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions. (portions of § 227.201(m))

The company determined the valuation based on the convertible note cap for existing notes. Securities may be valued at the issuer's discretion in the future.

10. Describe the risks to purchasers of the securities relating to minority ownership in the issuer and the risks associated with corporate actions including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties; and a description of (portions of § 227.201(m))

As a minority owner of Icebreaker, investors do not have a definitive say in terms of business decisions.

Those investors who purchased common stock through Netcapital have a minority ownership in Icebreaker and will be subject to the same risks as any investor with a minority stake in the company. Principally, minority investors will not have sufficient voting rights required to influence company direction at their discretion.

Corporate actions such as issuance of additional securities or repurchase of securities could influence the share price of securities held by Netcapital investors to decrease or increase respectively. Fluctuations in company valuation could similarly occur and positively or adversely impact Netcapital investors. Similarly, a sale of the issuer or assets of the issuer would signal a distribution of funds in relation to the securities held by the individual and the liquidation preferences of said securities.

11. Describe the restrictions on transfer of the securities, as set forth in § 227.501. (portions of § 227.201(m))

Securities issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) and in accordance with section 4A of the Securities Act (15 U.S.C. 77d-1) and this part may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)), unless such securities are transferred:to the issuer of the securities; to an accredited investor; as part of an offering registered with the Commission; or to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance. For purposes of this paragraph, the term "accredited investor" shall mean any person who comes within any of the categories set forth in § 230.501(a) of this chapter, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. For purposes of this paragraph, the term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in- law, or sister-in-law of the purchaser, and shall include adoptive relationships. For purposes of this paragraph, the term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

12. Describe the material terms of any indebtedness of the issuer, including the amount, interest rate, maturity date and any other material terms. (§ 227.201(p))

Creditor(s)	Amount Outstanding	Interest Rate	Maturity Date	Other Material Terms
Linda & Kevin Murray	5,000	2.0%	8/20/2019	
Ben Pustay	5,000	2.0%	8/20/2019	
Paul Minore	5,000	2.0%	8/20/2019	
Joe Boffardi	5,000	2.0%	8/20/2019	
Anne Batton	5,000	2.0%	8/20/2019	
Stacey Ickes	3,000	2.0%	8/20/2019	
Kelly Field	5,000	2.0%	8/20/2019	
Robert Damiano	5,000	2.0%	8/20/2019	
Mike Quinn	5,000	2.0%	8/20/2019	
JB Blau	5,000	2.0%	8/20/2019	

Zach Pearlman	1,666	2.0%	8/20/2019

13. Describe exempt offerings conducted within the past three years. In providing a description of any prior exempt offerings, disclose: the date of the offering; the offering exemption relied upon; the type of securities offered; and the amount of securities sold and the use of proceeds. (§ 227.201(q)

Date of Offering	Securities Offered	Amount Sold	Exemption	Use of Proceeds
05/2018	Common Stock	46247	Section 4(a)(6)	Mobile app development and market product leading up to our mobile app launch.

14. Describe any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) during the preceding 12-month period, inclusive of the amount the issuer seeks to raise in the current offering under section 4(a)(6) of the Securities Act, in which any of the following persons had or is to have a direct or indirect material interest: any director or officer of the issuer; any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse. For each transaction identified, disclose the name of the specified person and state his or her relationship to the issuer, and the nature and, where practicable, the approximate amount of his or her interest in the transaction. The amount of such interest shall be computed without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, the approximate amount involved in the transaction shall be disclosed. A transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships. (§ 227.201(r))

No.

15. Discuss of the issuer's financial condition, including, to the extent material, liquidity, capital resources and historical results of operations. The discussion must cover each period for which financial statements of the issuer are provided. An issuer also must include a discussion of any

material changes or trends known to management in the financial condition and results of operations of the issuer subsequent to the period for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Issuers should take into account the proceeds of the offering and any other known or pending sources of capital. Issuers also should discuss how the proceeds from the offering will affect the issuer's liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. In addition, issuers should describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this question refer to the issuer and its predecessors, if any. (§ 227.201(s))

The Company has raised $49,666 in the form of a convertible note from friends and family. We plan to us the majority of that money toward further dev improvements of a beta, mobile iOS application. From inception, on February 13, 2017, to the time our financial statements were prepared, on April 25, 2019, we have expended cash of $75,779 and recorded a net loss of $75,779.

16. Provide financial statements (balance sheets, statements of comprehensive income, statements of cash flows, statements of changes in stockholders' equity and notes to the financial statements) for the two most recent fiscal periods prepared in accordance with United States Generally Accepted Accounting Principles. If any of the financial statements have been audited by an independent accountant, provide those statements. If any of the financial statements have been reviewed but not audited by an independent accountant, provide those statements. Label statements "unaudited" if they have not been audited. (portions of § 227.201(t))

Please refer to the financial statements enclosed at the end of this document. A subsequent section in this document provides the principal executive officer's certification of the financial statements.

Ongoing Reporting Requirements

Icebreaker has complied with the ongoing reporting requirements specified in Rule 202 of Regulation Crowdfunding (§ 227.202).

Icebreaker will file a report electronically with the SEC annually and post the report on its web site (http://icebr.kr/) no later than 120 days after the end of each fiscal year covered by the report.

Financial Statement Certification

Icebreaker

Certification of Principal Executive Officer Pursuant to Rule 202(a) of Regulation Crowdfunding

I, Kevin Murray, certify that the financial statements of IceBreaker. included in this Form are true and complete in all material respects.

_____

Name: Kevin Murray

Title: Founder & CEO

Date: 4/30/2019